Exhibit 99.2

Management’s Discussion & Analysis

For the three months ended October 31, 2019

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three months ended October 31, 2019. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This MD&A is supplemental to, and should be read in conjunction with, our condensed consolidated interim financial statements for the three months ended October 31, 2019 and our audited consolidated financial statements for the fiscal year ended July 31, 2019. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

Notice to Reader – As described in Note 34 of the restated condensed consolidated financial statements for the three months ended October 31, 2019, the Company identified and corrected an error related to the deferred tax liability as at July 31, 2019 which has been corrected in the condensed interim consolidated financial statements as at October 31, 2019 and July 31, 2019. The Company also has restated and reissued the consolidated annual financial statements for the year ended July 31, 2019, correcting this error.

The deferred tax liability is overstated as at October 31, 2019 and July 31, 2019, as it was not offset by a deferred tax asset relating to a tax loss generated in one subsidiary against a deferred tax liability generated by a separate subsidiary. Due to the two tax positions existing in two separate entities, the Company’s original position was that they could not be offset or reduce one another. The applicable subsidiaries were consolidated on August 1, 2019. The correction of this error will result in a reduction of the deferred tax liability and deficit, by $ $14,373, as at October 31, 2019 and July 31, 2019. Additionally, net loss for the year ended July 31, 2019 was overstated by $14,373.

Additionally, the Company has adjusted the comparative inventory balance for the audited annual consolidated financial statements for the year ended July 31, 2019 due to changes to the estimated fair market value of its cannabis trim based inventory. Newly acquired and available third party information resulted in an increased impairment loss on inventory of $2,417 in the fiscal year ended July 31, 2019 and as a result, decreased the current period impairment loss and reduction to inventory.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance.

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of business activities, including potential acquisitions;

•	the integration of our acquisition of Newstrike Brands Ltd. (“Newstrike”) into our operations;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”);

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the establishment of the Company’s investment in association with Molson Coors Canada and the future impact thereof;

•	the establishment of the Company’s joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	the applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the anticipated future gross margins of the Company’s operations; and

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•	the performance of the Company’s business and operations.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

•	the Company’s ability to implement its growth strategies;

•	the Company’s ability to complete the conversion or buildout of its facilities on time and on budget;

•	the Company’s competitive advantages;

•	the development of new products and product formats for the Company’s products;

•	the Company’s ability to obtain and maintain financing on acceptable terms;

•	the impact of competition;

•	the changes and trends in the cannabis industry;

•	changes in laws, rules and regulations;

•	the Company’s ability to maintain and renew required licences;

•	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•	the Company’s ability to keep pace with changing consumer preferences;

•	the Company’s ability to protect intellectual property;

•	the Company’s ability to manage and integrate acquisitions, particularly Newstrike;

•	the Company’s ability to retain key personnel; and

•	the absence of material adverse changes in the industry or global economy.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated December 31, 2019.

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Company Overview

HEXO is helping shape an entirely new legal cannabis market – in Canada and abroad. We are working to change the world; and we are just getting started.

Just six years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the Company was influential in stimulating market acceptance and support, raising significant capital in the public markets since the beginning of fiscal 2018. We have agreements and arrangements in place to supply cannabis in all ten provinces, including a five-year contract as a preferred supplier with Quebec’s Société québécoise du cannabis (“SQDC”). In total, we have governmental and private retail distribution agreements which together cover most major Canadian markets, reaching over 95% of the Canadian population. Our brands – HEXO, Original Stash and Up – are available to Canadians across the country.

Today, HEXO is a vertically integrated consumer-packaged goods (“CPG”) cannabis technology company in Canada with global ambitions. We believe that having a strong foothold in operational excellence, being able to execute at scale, to grow low-cost high-quality cannabis, and become profitable in Canada, is critical to ensuring a successful global platform. We are continuing to reinvest in our technology platform, focusing on the future of cannabis, and our ability to create new products that meet the increasing demands of the global cannabis consumer.

We believe that building a brand comes primarily from a strong distribution system and product quality, and from making a meaningful commitment to sustainability. Through our Hub and Spoke strategy, we are centralizing our intellectual property and branding it “powered by HEXO” and as we have done with Molson Coors Canada (“Molson”) we plan to partner with Fortune 500 companies in different facets of the CPG market, to participate in the cannabis market beginning in Canada and around the world. Fundamentally, we bring our brand value, cannabinoid isolation, formulation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, we plan to leverage a capital light approach with their international distribution, base products and their deep understanding of consumer markets.

We aim to provide a clear, legal regulatory path into worldwide markets and best in class technology to our current and future partners. We believe the U.S. represents a significant market in the evolution of the cannabis industry, and that to establish global cannabis brands, our goal is to be successful there. As the U.S. market continues to develop, we intend to bring American consumers innovative, consistent, and high-quality hemp-derived cannabidiol (“CBD”) infused products “powered by HEXO”. Through these partnerships, we plan to focus on large-scale CBD extraction from hemp, providing high quality ingredients to our current and future Fortune 500 partners.

We have a history of innovation driven by our experienced management team. Under their leadership, we are building a robust research and development team to deliver the cannabis experiences sought by the market. We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We were one of the first Canadian licensed producers to offer the market a cannabis based sexual health product with our Fleur de Lune and have won top awards for the quality of our pre-rolled cannabis products. Our Innovation team is structured across three pillars, Clinical Evaluation, Advanced Research and Applied Research. We employ researchers and PHDs from extensive product development backgrounds driving the execution of better, scientifically supported, cannabis-based experiences.

Our goal is to become a top global cannabis company with a top market share in Canada. After establishing a strong presence within our home market of Quebec, we are expanding nationally on a larger scale. Our objective is to execute on our existing supply agreements and arrangements with entities across all ten Canadian provinces, and to successfully manage our distribution centre responsible for all SQDC online sale cannabis distribution. This private retail presence will allow us to expand our expected distribution presence within these provinces.

The acquisition of Newstrike Brands Ltd (“Newstrike”) further strengthened HEXO’s presence within Canada by adding Up, a reputable brand already established within the cannabis adult-use market and the Company’s premium brand offering within its house of brands. Along with the brand, HEXO acquired several supply agreements and arrangements to its national distribution network.

Ultimately, we know that if we want to achieve our goals, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. As members of the Global Cannabis Partnership, we will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards.

The global cannabis market is estimated to reach $250 billion in the next ten years. HEXO believes that in a few years, a handful of companies will control 70% of global market share and we believe HEXO is poised to be one of those companies.

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To date, we have sold over 15,100 kg of adult-use and medical cannabis to thousands of Canadians who count on us for safe and reputable, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers.

We currently hold approximately 1.3 million sq. ft. of operating space at our home base Gatineau campus, and an additional 469,000 sq. ft. in Brantford and Niagara. In addition, we have leased 912,600 sq. ft. of industrial real estate for manufacturing and distribution needs in Belleville, Ontario, of which we have subleased 183,600 sq. ft. to Truss for their production lines, and maintain rights of first offer and first refusal to lease the remaining space in the facility; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec. HEXO also operates a 14,200 sq. ft. food research laboratory in Vaughan, Ontario and a 19,600 sq. ft. laboratory in Montreal, Quebec, which are both currently licensed for research and development purposes.

We are currently dual listed on the TSX and the NYSE and in doing so have increased HEXO’s access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products or cannabinoid-containing products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and will only do so in the future to the extent fully legal under all applicable U.S. federal and state laws.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – innovation, cultivation, production, product development, distribution – we exercise rigor in order to offer adult-use consumers and medical cannabis patients uncompromising quality and safety. We believe that we can leverage our demonstrated success in Canada as we expand to global cannabis markets.

Our strategy is built on three pillars: operational scalability, innovative products and brand leadership. In striving to achieve operational scalability our immediate focus remains on demand planning and production. We continue to implement more effective techniques to streamline operations and drive meaningful improvements in yields and continue to lower production costs. We have established a seasoned and robust innovation department which currently is working towards developing innovative products for the Canadian cannabis derivatives market. We plan to invest in even better, science-backed cannabis experiences, and we look to partner with Fortune 500 companies to leverage their base products, international distribution platforms and deep understanding of the consumer occasion in their respective verticals. To achieve brand leadership, we will set up the legal, physical, and human capital infrastructure to participate in legal markets across the globe. We continue to broaden our market penetration across Canada with brands, Up, HEXO and Original Stash.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and continuously evolving Canadian cannabis economy’s supply and demand conditions, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and that early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now having entered the adult-use market as one of the largest producers and suppliers by market capitalization, we are looking beyond the Canadian border to take HEXO international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets.

We have positioned ourselves to meet the smokeless cannabis demand through our venture with Molson, our first partner within our Hub and Spoke business model. We expect to launch a full line of beverage products in partnership with Molson through our venture, Truss. We currently expect to begin introducing these products to market during the first six months of calendar 2020. We continue to explore other opportunities for analogous ventures to introduce into the cannabis market. Even as we continue to execute on our business plans in Quebec, Ontario and across the country, we believe we have established ourself as a desirable business partner for cannabis control authorities, private retail, and potential Fortune 500 joint-arrangement partners in Canada.

As the cannabis and cannabis derivative markets evolve, we are constantly assessing and implementing ways to integrate our quality products with the product offerings of Fortune 500 companies and become a premium branded partner for CPG companies. We will seek to accomplish this through several means: by providing our prospective partners regulatory access to legal markets as well as distribution infrastructure and delivery systems across most provinces; by offering best in class technology through innovative product development and a strong IP portfolio.

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HEXO CORP HUB AND SPOKE BUSINESS MODEL

Molson coors Molson coors truss jv truss beverage co. beverages fortune 500 companies vapes edibles confectionery, chocolate, dairy and baked health and wellness cosmetics powered by hexo tm market knowledge, technology, ip, licensing, Canadian distribution and science Beverages Truss, our joint venture with Molson Coors represents our commitment to the beverage market. Edibles Estimates suggest the value of this category in Canada could represent nearly $1B. This includes: chocolates, baked goods, confectionery and dairy. Vapes Consistently occupying the second largest market share behind dried flower. Vapes are a smoke-free alternative for consumers. Health and Wellness This represents a growing segment of consumers that choose to focus on a holistic approach to selfcare. Cosmetics The anti-inflammatory and nourishing properties of THC and CBD make cannabinoids ideal for cosmetic applications.

We have taken steps to ensure that we are prepared to meet the future demand of the CBD derivative product markets within Canada and other jurisdictions.

We established the venture Keystone Isolation Technologies Inc. (“KIT”) of which HEXO holds a 60% interest. Through KIT we believe we have obtained high capacity, top echelon technology for cleaning outdoor field hemp of harmful pesticides, which we believe gives us an edge in bringing quality extracts to the U.S. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and U.S. markets for cannabis derivatives.

We have eight high CBD hemp strains in tissue culture in partnership with the University of Guelph as we are preparing the groundwork to evolve to a field sourced, forward contract supply model in the U.S., applying our strong quality assurance, control protocols, and hemp genetics to our farming partnerships.

Our commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our top of the line production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

HEXO U.S.

The U.S. cannabis market represents the Company’s next significant growth opportunity.

During the period the Company established its wholly owned U.S. based entity HEXO USA Inc on May 19, 2019, to be a leading partner for CPG expansion.

KIT will allow HEXO to supply future American CPG partners with “powered by HEXO” hemp-derived cannabidiol (“CBD”) experiences and enter the market in a strategic position to begin generating revenues by leveraging the Company’s experience in cannabis. KIT’s purpose is to provide a scalable, efficient, cost effective and reliable extraction and isolation of CBD from hemp to fulfil demand for our powered by HEXO emulsifications.

We believe that strategic partners will be able to benefit from HEXO’s innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states over the course of the next calendar year and is taking important strides to offer its “powered by HEXO” products through KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements.

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THREE STRATEGIC PILLARS

Powered by hexo OPERATIONAL SCALABILITY Invest in people, processes and systems to meet market demands, adapt to new opportunities and provide users with high-quality products at sustainable operating costs. INNOVATIVE PRODUCTS Continue to innovate and lead the market in identifying, developing and launching new cannabis products with improved technology that enhance consumer experience with the HEXO brand. BRAND LEADERSHIP Expanding distribution in Canada and abroad, seizing increasing market share, and bringing experiences powered by HEXO to consumers.

Scalability

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high-quality cannabis. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies, improved yields and decrease costs.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. The conditions allow us to continue to focus on ensuring that we maintain our low-cost production and move towards achieving profitability in the Canadian market. A focus that we believe will allow us to successfully expand into international markets.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, our 912,600 sq. ft. Centre of Excellence in Belleville, Ontario which is currently undergoing leasehold retrofitting and Health Canada licensing, is ideally situated between the National Capital Region and Toronto.

Our Gatineau campus includes several facilities representing a total of 1,310,000 sq. ft. The Gatineau campus includes our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse, a 250,000 sq. ft. greenhouse, a warehouse, two stand-alone laboratories, two modular buildings for final packaging and customer service, and our 1 million sq. ft. greenhouse all located on our 143-acre land parcel.

Our Newstrike campuses located in Brantford and Niagara Ontario contribute 14,000 sq. ft. and 455,000 sq. ft. (once fully retrofitted) respectively, across 17.6 acres of land. Operations at the Niagara facility are currently halted under the Company’s restructuring efforts.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

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HEXO GROUP OF FACILITIES

LOCATIONS TYPE FOOTPRINT (SQ.FT.) GATINEAU, QC GREENHOUSE 1,310,000(1) NIAGARA, ON GREENHOUSE 455,000(1) MONTREAL, QC DISTRIBUTION CENTRE 58,000 BELLEVILLE, ON PROCESSING AND R&D FACILITY 912,600(2) BRANTFORD, ON INDOOR GROW FACILITY 14,000 VAUGHAN, ON FOOD LABORATORY 14,200 MONTREAL, QC RESEARCH FACILITY 19,600 TOTAL 2,783,400 Satellite sales offices Vancouver, BC Kelowna, BC Calgary, AB Edmonton, AB Saskatoon, SK Halifax, NS Gatineau, QC Oakville, ON Growing & Packaging Facilities Gatineau, QC Brantford, on Niagara, on Belleville, on Innovation + R&D campuses Vaughan, on montreal, qc national sales office Oakville, on additional offices Greece

(1)	Temporarily suspended cultivation activities in Niagara and in 200,000 sq. ft. in Gatineau
(2)	HEXO has leased 912,600 sq. ft., with an option on an additional approximately 587,000 sq. ft.Truss subleases and occupies 183,600 sq. ft within the HEXO leased area of the facility

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Product Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our “powered by HEXO” experiences across the full spectrum of products, price points and delivery methods.

We continue to prepare to take advantage of opportunities in the cannabis derivatives market and are expecting to launch new products in Canada during the first half of 2020. Products that we intend to introduce include, but are not limited to vapes, edibles such as confectionary and baked goods, cosmetics, and non-alcoholic beverages through our venture with Molson Coors Canada.

Our focus on research, innovation, technology and product development also reflects our strategic priorities. Our Innovation team benefits from vast experiences in CPG innovation and is actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, ventures and strategic acquisitions of intellectual property and related transactions.

To date the Company has filed 44 patent applications related to various formulations, vape devices, beverages, cultivation and extraction technologies as well as other areas.

We recently leased two research facilities to further strengthen our IP portfolio and produce unique value-added products to the cannabis derivative market. Once fully retrofitted, the new 14,200 sq. ft facility in Vaughan, Ontario will serve as the Company’s food laboratory in which confectionary and edible product research and development will take place. The second additional facility in Montreal, Quebec will also house general research and development activity in the 19,600 sq. ft. space, once fully completed.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to product innovation, development and production. An element of this focus is the development of our Belleville, Ontario facility, which, will house manufacturing and distribution for the Company and its future products, as well as the operations of our Truss venture. The facility is currently undergoing construction and will be licensed using a phased approach, it has currently received its first license, and is awaiting its license to manufacture edible products. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

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Brand Leadership

Striving to create a sustainable, notable and beloved brand.

The goal of HEXO Corp is to continue to offer a diverse house of brands, representing innovation, quality and consistency of experience, and become a leading Canadian market share brand with a top three global market share position. We believe that the key to doing this is by creating brands that resonate with consumers across market segments.

Original stash PREMIUM UP - Quality cannabis for discerning consumers, grown to music, with strong Canadiana affiliation. MID MARKET HEXO - Quality cannabis products chosen by urban dwellers and workers, Who are frequent users and the canna-curious. Innovative, edgy, active, and bold. VALUE MASS MARKET ORIGINAL STASH - Value-priced cannabis products for frequent cannabis consumers, for whom quality at a low price is the primary decision driver. Authentic, uncomplicated, for the simple joy of consuming cannabis.

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Original stash Original stash adult-use hexo recently broadened its house of brands to include Original stash, a mass market brand that goes back to why we consume cannabis: for the simple pleasure it gives us. Original stash is focused on frequent Canadian cannabis consumers, who want quality cannabis, but are conscious of legal market premiums. Product offerings under our Original stash brand, hexo continues to disrupt the market with our first product offering of os.210, a 28-gram blend of cannabis flower. This volume format is the first of its kind in the legal Canadian market, and hexo is proud to be able to bring it to Canadian consumers. Quality weed. Totally legit.

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HEXO Adult-use & Medical During the first quarter of fiscal 2019, the Company announced HEXO as the adult-use brand name that will serve the legalized Canadian adult-use market. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its former medical sister brand, Hydropothecary. The former Hydropothecary medical brand has integrated under the HEXO brand name. Product Offerings Currently, HEXO offers 37 product offering variations of its dried cannabis and cannabis-derived products under two product types: dried-flower, milled and pre roll; and oils-Elixir and Fleur de Lune. Flower, Milled and Pre Roll- The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers flower products and milled cannabis products in 3.5g and 15g formats. HEXO also carries pre roll products. Elixir and fleur de Lune-Elixir, a cannabis oil Sublingual spray product line, includes both a high tetrahydrocannabinol (THC), high CBD and 1:1 content, and is Canadas only peppermint-based cannabis oil product. All three products are also available in an MCT carrier oil, Fleur de Lune is one of Canadas first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers six oil-based spray products as well as an intimate-use oil product. HEXO recently was the winner of the 2019 OCannabiz Industry Awards for best sativa for its pre-rolls and Helios dried flower. HEXOs Elixir won the Cannabis Product of the Year and Innovation of the Year awards at the 2018 Canadian Cannabis Awards. HEXO was also nominated for Brand of the Year. Our decarb product was voted Top New Product at the 2017 Canadian Cannabis Awards. Ocannabiz industry awards 2019 WINNER PRE-ROLLS best pre-rolls Ocannabiz industry awards 2019 WINNER HELlOS dried flower best sativa Canadian cannabis awards 2018 WINNER ELIXIR CBD cannabis product of the year & innovation of the year Adcann advertising awards 2018 CAMPAIGN OF THE YEAR Canada never jaded Canadian cannabis awards 2017 WINNER DECARB best new cannabis product Canadian cannabis awards 2017 FINALIST ELIXIR THC best new cannabis product & top high THC oil

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UP Adult-use During the fourth quarter of fisca1 2019, the Company added the Up brand to its suite of offerings. The Up brand lives within HEXO Corps house of brands portfolio, and is rapidly establishing itself as a prominent player in the adult-use cannabis market. With a strong connection to music, its premium quality products are grown on tunes, a unique growing methodology that runs through the entire plants lifecycle. That, together with a strategic partnership with the Tragically Hip, provides a solid foundation for clear market differentiation. Product Offerings Currently, Up offers 12 dried flower and pre-roll products across 8 provinces. Similar to the HEXO offerings, the Up adult-use brand offers a spectrum of CBD and THC levels, through its sativa, hybrid and indica plant strains. These products are offered in a range of 1g, 3.5g and 7g formats.

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Distribution

The processing and distribution capacity of the Company has significantly increased over the past twelve months. Our Gatineau campus now consists of 1.3 million sq. ft. of greenhouse and operational space. The Company received the renewal of its Health Canada licensing for the Gatineau facilities on October 16, 2019 and continues to retrofit the Belleville Centre of Excellence ahead of licensing for the purposes of manufacturing value-added cannabis products and increasing capacity for distribution and storage. The Company currently holds a lease to 912,600 sq. ft. of the Belleville facility, sub leases 183,600 sq. ft. to Truss, and has rights of first offer and first refusal to lease the remaining space in the building.

During the period, the Belleville facility received its first licensing which allows for the production and selling of cannabis. Currently, the Company is undergoing the application process to amend the Belleville licensing for the inclusion of its cannabis derivate products, expected to be received in Q2 of fiscal 2020. Once licensed and completed, the Belleville Centre of Excellence will act as the main development and processing facility for HEXO’s cannabis derivative products.

The process of licensing the Belleville Centre of Excellence occurs in phases, with the first phase of licensing having occurred during the period. This will provide the Company with the opportunity to offer its prospective partners with turn-key access to a cannabis sector ready facility. The centralized location of the facility, the Company’s first outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including vapes, non-alcoholic beverages, other edible cannabis products and cosmetics.

The Company has also bolstered its distribution capacity with the establishment of a distribution and storage centre in Montreal, Quebec formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility was strategically acquired for logistical purposes. Through it, we supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, we house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC through this distribution centre.

The Company now holds supply agreements and arrangements with entities across ten provinces. The Company is currently present within all 24 private cannabis retailers across Ontario, approximately 130 within the province of Alberta and an estimated 136 retailers across all remaining provinces.

Canadian Cannabis Market

On October 17, 2018, Canada became the largest nation in the world to offer medical and non-medical, adult-use cannabis nationally. In the first 10 months of the legalization of the adult-use market, sales in excess of $676 million have been realized across Canada according to Statistics Canada. With the legalization of the cannabis derivatives market on the horizon, HEXO believes it is strategically positioned to serve these markets through our partnerships, production capacity and innovative products.

All provinces and territories have established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through supply agreements and arrangements for distribution within Ontario, Alberta, British Columbia, Nova Scotia, New Brunswick, Prince Edward Island, Manitoba, Saskatchewan and Quebec.

The result: our award-winning and innovative products are available in ten provinces in Canada.

RETAIL DISTRIBUTION CHANNELS BY PROVINCE & TERRITORY

Government Private New Brunswick Nova Scotia Prince Edward Island Quebec Yukon Alberta British Columbia Newfoundland Northwest Territories Ontario Manitoba Nunavut Saskatchewan

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RETAIL DISTRIBUTION BY PROVINCE

QUEBEC

In Quebec, the SQDC operates the sale and distribution of adult-use cannabis. The SQDC has established 27 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 43 locations by March 2020. It also sells cannabis online.

The Company has a five-year preferred supplier agreement in place with the SDQC. During the first year, HEXO achieved approximately 33% market share based on volume sold, which was is line with our goal. We are, and will remain, a preferred supplier of the SQDC as we continue to expand our product offerings based on the demands of consumers.

We currently supply the SQDC with HEXO and Original Stash products. Currently, HEXO’s product offerings include the award-winning Elixir, THC and CBD formulas, and dried cannabis products. New during the period, is Original Stash, the newest brand in HEXO’s suite of brands which was initially introduced to the adult-use market through the SQDC. We’re currently offering os.210, a 28-gram bag mid-range THC dry cannabis sold for $4.49 per gram or $126 per ounce.

In addition, we hold a distribution agreement with the SQDC, which provides the storage and distribution all of the SQDC’s online product sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC.

ONTARIO

In Ontario, a dual private–government approach is used to serve the adult-use market. The government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store (“OCS”). The province allows privately owned retail including 24 initially licensed locations that serve the adult-use market. Initial product listings include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We currently hold supply agreements with the OCS, in which we supply the province with HEXO’s Elixir, THC and CBD formulas and Fleur de Lune, and dried cannabis products, as well as a variety of dried flower products under the Up brand.

Most recently, HEXO added the first product offering of Original Stash to its Ontario listings. The Ontario adult-use market now has access to the low price, 28-gram bag product which is aimed to help further reduce the black markets share of the Canadian cannabis economy.

HEXO, Original Stash and Up, combined are currently present within all 24 private retailers throughout the province.

With the Company’s presence within both private retail and the OCS, we are situated to serve the entire market of Ontario with our listings of combustible and smokeless cannabis products.

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ALBERTA

Alberta, which accounts for the highest levels of Canadian cannabis sales, utilizes a dual private–government approach to serve its adult-use market. The Company has received cannabis representative status with the Alberta Gaming, Liquor and Cannabis Board (“ALGC”) to supply it with products offered online and in stores. This will allow HEXO to supply our award-winning THC and CBD oil-based Elixir products as well as nine dried flower cannabis products. HEXO, Original Stash and Up products are also present within approximately 130 private retail stores, further increasing our distribution capability across the province.

BRITISH COLUMBIA

In British Columbia, the adult-use cannabis market is served through a dual private–government approach. The British Columbia Liquor Distribution Branch (“BCLDB”) manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply our HEXO THC and CBD oil-based Elixir and HEXO Fleur de Lune products, Original Stash and Up brand products. HEXO and Up are present within an estimated 75 private retail locations across the province.

OTHER OBTAINED CANADIAN MARKETS

We currently have established distribution channels within five additional provincial markets including Saskatchewan, Nova Scotia, New Brunswick, Manitoba and Prince Edward Island which represent 12% of the Canadian population. These channels include both supply agreements and supplier arrangements with provincial governments and private retailers.

HEXO and Up brands are currently offering in an estimated 61 private retailers across the remaining five provinces allocated as follows;

Saskatchewan – 15 locations

Nova Scotia – 12 locations

New Brunswick – 20 locations

Manitoba – 10 locations

Prince Edward Island – 4 locations

Subsequent to the period on November 26, 2019, HEXO established a supply agreement with the province of Newfoundland and Labrador. With this the Company now holds distribution channels across all ten provinces.

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*	the above depicts a preliminary product image that is subject to change.

Canadian legalization of additional cannabis derivative product categories occurred in October 2019, and distribution is expected to commence over the first six months of calendar 2020. The Company is working to ensure it meets expected market demands and continues to prepare for its Canadian cannabis market 2.0 product offerings. Initially, HEXO intends to meet the cannabis derivative market with our premium vapes and beverage products, followed by the roll out of our edible offerings. We plan to add additional product offerings to the portfolio over time. Through HEXO’s proven innovation capability and quality cannabis that the current adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult-use clientele and attract consumers who may otherwise purchase cannabis from unlicensed dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing new product options.

Having previously announced its intention to focus on research, development and innovation, HEXO took another step towards this goal in establishing two new laboratory and development centres in Montreal, Quebec and Vaughan, Ontario, both of which were licensed for research and development during the period. Once the retrofitting of these facilities are completed, the locations will serve as global research and development hubs for the Company’s Innovation, Development and Engineering (IDE). The team brings together extensive experience in research and development, sensory science, clinical evaluation, biotechnology and food engineering.

The HEXO IDE team has sweeping experience in the food, pharma and CPG industries with accumulated career experience with Coca Cola, Altria Group, Mondelez International, Kellogg’s, Unilever, Church and Dwight, Shopper’s Drugmart, Loblaws, Kerr’s Bros. and Campbell’s Soup Company. With more than 20 years of experience in food innovation and product development. HEXO is also proud to have its own in-house cannabis-infused chocolates expert. Focused on creating a cannabis chocolates experience, our Canna Chocolatier is working on formulating fast-acting, consistent and delectable chocolates.

HEXO is focused on developing a product portfolio with best in class technology that is guided by a deep understanding of consumer needs. To better understand these needs, a variety of research methodologies have been deployed by a third-party research provider in select markets in Canada and the U.S. These methodologies include, but are not limited to:

•	Segmentation: A way of viewing the market as a series of sub-groups rather than a whole. Members of each sub-group had similar traits but were distinct from other sub-groups.

•

Qualitative Research & Ethnographies: A methodology of collecting consumer insights which involves face- to-face interaction and the observation (and questioning) of behaviours to better understand the person.

Leveraging the insights we’ve collected – and will continue to collect – HEXO is committed to developing products and formulations that not only meet, but exceed, the evolving needs of consumers.

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Recognizing that innovation is always evolving, HEXO will make significant investments in fine-tuning our technologies to enhance consistency, predictability, and safety across our range of cannabis products and experiences.

To ensure it can bring an expanded offering to market, the Company boasts a multi-year extraction agreement with Valens GroWorks Corp. Once licensed and completed, the Company will also have mass-scale extraction capabilities at its Centre of Excellence in Belleville, Ontario.

Corporate Restructuring

During the period, the Company initiated a comprehensive evaluation of its operations in order to adjust to the new economic conditions of the Canadian cannabis industry. As a result, the Company is rightsizing its operations to adjust to this evolving market and regulatory environment with a view towards profitability and long-term stability. Subsequently, as part of these changes to its operations, the Company has eliminated approximately 200 positions across its departments and locations and currently is halting harvesting and production activity at the Niagara location. The actions taken are intended to rightsize the organization to match the revenue the Company expects to achieve in fiscal 2020.The Company continues to monitor the changing Canadian cannabis economic landscape whilst implementing its new budgetary and operating initiatives for fiscal 2020, in attempts to meet its goal of a positive adjusted EBITDA in calendar 2020.

Corporate Social Responsibility

At HEXO Corp, our goal is to be one of Canada’s leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. We will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

17        MD&A

PEOPLE

•  Job creator award

•  Significant contribution to the local economy of Masson-Angers, QC and Belleville, ON

•  Career development, profit sharing and shareholder programs for employees

•  Volunteer and team building opportunities for employees

•  Reduced pricing on products for employee medical clients

PUBLIC

•  Academic education and research investments

•  Education programs for our retail partners

•  Responsible use program investments

•  Support to food security organizations

•  Support to health organizations

•  Community emergency support via the Red Cross

•  Support to social justice initiatives

PLANET

•  Use of solar energy to minimize electricity consumption

•  Recycling and composting programs

•  Greenhouse gas (GHG) Inventory and Reporting (based on ISO14064 standards)

•  Water conservation (rainwater capture and water recycling)

•  Reforestation project with Tree Canada

•  Solar energy project with Ottawa Food Bank

•  Sustainability partner of Ottawa Riverkeeper

PRODUCTS

•  Naturally grown and rigorously tested cannabis

•  Innovative smoke-free options

•  Excise tax absorbed on products for medical clients

•  Cannabis product of the year at the 2018 Canadian Cannabis Awards for our Elixir CBD

Other Corporate Highlights

HEXO launches new cannabis value brand, Original Stash, with 1 oz product

On October 16, 2019, the Company announced the launch of its new value brand Original Stash which became publicly available in Quebec on October 17, 2019. Original Stash is the Company’s low-cost product line, aiming to attract consumers who may otherwise purchase cannabis from unlicenced dispensaries and black market participants. Original stash will be offered in 28 gram (1 oz) quantities at black market prices.

Truss announces first product offering – Flow Glow

On October 17, 2019, Truss announced its first partnership with Flow Glow Beverages Inc. – the team behind Flow Alkaline Spring Water – to manufacture and distribute a CBD-infused spring water. Flow Glow Beverages’ flavoured CBD-infused spring water will be one of six cannabis beverage brands within the Truss product portfolio. Expected to be launched during the first six months of calendar 2020, Flow Glow will be available in two flavours: Goji+Grapefruit and Raspberry+Lemon. Each unit will contain 10mg of CBD. Flow Glow is sourced from natural spring water and natural ingredients and is packaged in nearly 70% renewable-resource-based, 100% recyclable paperboard containers. Flow Glow will be manufactured and distributed at HEXO’s Centre of Excellence in Belleville, Ontario.

Closing of $70 Million Private Placement

On December 6, 2019, the Company closed the private placement of 8.0% unsecured convertible debentures for gross aggregate proceeds of $70 million, maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to

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adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date.

All securities issued in connection with the Offering are subject to a four month hold period expiring April 6, 2020.

Under the Offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8.02 million principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

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Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including adjusted gross margin, as defined in this section.

We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GROSS SALES

Gross sales are the revenues derived from the sale of adult-use, medical and whole sale cannabis under the normal course of business and are inclusive of sales return provisions and exclusive of excise taxes.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

ADJUSTED EANRINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)

The Company has identified the non-IFRS metric of adjusted EBITDA as a relevant performance indicator and has defined it as the following. Adjusted EBITDA is computed using the standard EDITDA calculation of net earnings adjusted for the impact of interests, income tax, depreciation and amortization, however, due to the unique nature of the cannabis industry and the material impact of non-cash fair value adjustments and impairments to biological assets and inventory these financial line items have been removed as well. Other significant non-cash items such as share-based compensation and the Company’s share of the losses in joint ventures and associate have been adjusted for as well in the computation. Significant extraordinary items such as restructuring costs are used in the calculation of adjusted EBITDA for normalization purposes.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this report represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

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Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three months ended October 31, 2019 and 2018:

	For the three months ended
Income Statement Snapshot	October 31, 2019	October 31, 2018
	$	$
Gross cannabis revenue	19,297	6,630
Excise taxes	(4,839)	(1,014)
Net revenue from sale of goods	14,458	5,663
Ancillary revenue	41	47
Gross margin before fair value adjustments	4,552	2,832
Gross margin	(20,939)	7,237
Operating expenses	35,100	22,035
Loss from operations	(56,039)	(14,797)
Restructuring costs	(3,722)	—
Other income/(expenses and losses)	(6,278)	1,994
Net loss before tax	(66,039)	(12,803)
Tax recovery[1]	6,023	—
Total Net loss	(60,016)	(12,803)

[1]

The income tax recovery figure represents the correct amount of recovery in the period and will not be subject to change upon the restatement of the July 31, 2019 and October 31, 2019 MDA’s. See Notice to Reader within the interim condensed consolidated financial statements for the three months ended October 31, 2019 dated December 15, 2019.

For the three months ended
Operational Results	October 31, 2019	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Avg. gross selling price of adult-use dried gram & gram equivalents ($)	4.35	4.74	5.29	5.83	5.45
Kilograms sold of adult-use dried gram & gram equivalents (kg)	4,196	4,009	2,759	2,537	952

Avg. gross selling price of medical dried gram & gram equivalents ($)	8.12	8.34	9.11	9.15	9.12
Kilograms sold of medical dried gram & gram equivalents (kg)	129	137	145	152	158

Avg. gross selling price of wholesale dried gram & gram equivalents ($)	—	0.56	—	—	—
Kilograms sold of wholesale dried gram & gram equivalents (kg)	—	672	—	—	—

Total kilograms produced of dried gram equivalents (kg)	16,107	16,824	9,804	4,938	3,550

Q1 PERIOD HIGHLIGHTS

•	Total gross revenue in the quarter increased 191% to $19,297 when compared to the same quarter of fiscal 2019.

•	Total shipped revenue in the quarter was $21,276, gross sales include a sales and return provision in the amount of $1,979, yielding gross sales of $19,297.

•	Adult-use grams and gram equivalents sold increased 5% to 4,196 kg from the previous quarter.

•	As at October 31, 2019, the Company held working capital of $150,244.

•

Production levels remaining moderately flat at 16,107 of harvested kg. Historically, the Company realizes its lowest harvest yields in the first quarter of the fiscal year due to the impact of late summers climate.

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Summary of Results

Revenue

	Q1’20	Q4’ 19	Q3 ’19	Q2 ’19	Q1 ’19
ADULT-USE
Adult-use cannabis gross revenue	$18,250	$18,997	$14,607	$14,792	$5,194
Adult-use excise taxes	(4,666)	(4,937)	(2,741)	(2,587)	(970)

Adult-use cannabis net revenue	13,584	14,060	11,866	12,205	4,224
Dried grams and gram equivalents sold (kg)	4,196	4,009	2,759	2,537	952

Adult-use gross revenue/gram equivalent	$4.35	$4.74	$5.29	$5.83	$5.45
Adult-use net revenue/gram equivalent	$3.24	$3.51	$4.30	$4.81	$4.44

MEDICAL
Medical cannabis gross revenue	$1,047	$1,142	$1,323	$1,387	$1,436
Medical cannabis excise taxes	(173)	(185)	(233)	(216)	(44)

Medical cannabis net revenue	874	957	1,090	1,171	1,392
Dried grams and gram equivalents sold (kg)	129	137	145	152	158

Medical gross revenue/gram equivalent	$8.12	$8.34	$9.11	$9.15	$9.12
Medical net revenue/gram equivalent	$6.78	$6.99	$7.52	$7.73	$8.84

WHOLESALE
Wholesale cannabis gross revenue	$—	$378	$—	$—	$—
Wholesale cannabis excise taxes	—	—	—	—	—

Wholesale cannabis net revenue	—	378	—	—	—
Dried grams and gram equivalents sold (kg)	—	672	—	—	—

Wholesale gross revenue/gram equivalent	$—	$0.56	$—	$—	$—
Wholesale net revenue/gram equivalent	$—	$0.56	$—	$—	$—

ANCILLARY REVENUE[1]	$41	$29	$61	$62	$47

Total net sales	$14,499	$15,424	$13,017	$13,438	$5,663

[1]	Revenue outside of the primary operations of the Company.

Total net revenue in the first quarter of fiscal 2020 increased to $14,499 from $5,663 in the same period of fiscal 2019. The driving force behind the difference is a full quarter of adult-use sales in fiscal 2020 as opposed to only two weeks of said market contributing to fiscal 2019 due to the market being legalized on October 17, 2018. Adult-use sales in the quarter accounted for 95% of total revenue, an increase of 19% from the first quarter of fiscal 2019, in which adult-use revenues contributed 75% of total net revenue. Adult-use revenues are impacted by sales provisions incurred in the period. These provisions are derived from managements estimates based upon price concessions and expected returns.

Non-cannabis ancillary sales remained relatively flat at $41 when compared $47 in the first quarter of fiscal 2019, in which these sales first began for the Company. This revenue is derived from a management agreement held by the Company with arms-length partners.

OUTLOOK

The Company expects to be EBITDA positive in calendar 2020, subject to certain assumptions regarding store count, operational improvements and cost saving initiatives.

ADULT-USE SALES

During the three months ended October 31, 2019, the company recorded gross shipped revenue of $20,229 ($22,808 in the three months ended July 31, 2019), which was reduced by $1,245 ($2,847 in the three months ended July 31, 2019) related to price concessions and $734 ($965 in the three months ended July 31, 2019) related to return provisions, which yielded gross adult-use sales of $18,250 ($18,997 in the three months ended July 31, 2019). Inclusive of the returns provision were actual sales returns of $552 ($Nil in the three months ended July 31, 2019) which were reversed from the provision for returns made during the previous quarter. Overall during the period gross adult use sales decreased moderately by 4%. The provisions are reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow-moving inventory.

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Adult-use sales has increased 251% to $18,250 compared with $5,194 in the same period in prior fiscal year in which there existed a two-week stub period of adult-use sales between the date of legalization October 17, 2018 to October 31, 2018. The Company increased its adult-use market penetration with sales made to the AGLC of $2,151, which were not present in the comparable period. Also contributing to the increase in the period are the sales of Newstrike in the amount of $2,033. Newstrike was acquired in the fourth quarter of fiscal 2019 on May 24, 2019.

Sales volume in the first quarter of 2020 increased 5% to 4,196 kg from 4009 kg equivalents sold in the previous quarter. Sales volumes to the SQDC increased to 3,080 kg from 2,311 kg in the prior quarter, representing 73% of volumes compared with 58% in the prior quarter. Sales volumes to the ALGC were 474 kg in the period, a decrease from 1,192 kg in the previous quarter, representing 11% of volumes compared with 30% in the prior quarter. Sales volumes to the OCS increased to 518 kg from 329 kg in the previous quarter, representing 12% of volumes compared with 8% in the prior quarter. Sales volumes to other provinces and private retailers decreased to 124 kg from 177 kg in the previous quarter, remaining relatively flat at 3% of total volumes compared with 4% in the prior quarter.

Sales volume in the first quarter of fiscal 2020 increased 341% from 952 kg equivalents sold in the first quarter of fiscal 2019. The significant driver to this increase year over year, represents a full quarter of adult-use sales as compared to a two-week stub period from the date of legalization October 17, 2018 to October 31, 2018 in fiscal 2019. The Company also diversified its geographical market penetration when compared to the same period of the previous fiscal year, primarily with the addition of sales to the ALGC. The Company also saw increased sales to the OCS which increased to 16% of the Company’s total gross adult-use sales vs. 9% in the first quarter of fiscal 2019.

While dried gram volume sold increased by 15%, due to pricing adjustments made to meet the new economic demands of the Canadian cannabis market, and a provision for sales returns, the price per gram sold decreased by $0.89 on average from $5.66 in the fourth quarter of fiscal 2019.

	Q1’20	Q4’ 19	Q1 ’19
Shipped Revenue	$20,228	$22,808	$5,194
Total gram and gram equivalents sold	4,196	4,009	952
Shipped revenue per gram and gram equivalent sold	$4.82	$5.69	$5.45
Less: price concessions(1)	(0.30)	(0.71)	—
Less: provision for sales returns(1)	(0.17)	(0.24)	—

Adult-use gross revenue per gram and gram equivalent sold	$4.35	$4.74	$5.45

(1)	Computed as the price concession or provision for returns per gram and gram equivalent sold in the period.

During the three months ended October 31, 2019, gross adult-use revenue per gram equivalent decreased to $4.35 from $5.45 in the same period of fiscal 2019. This decrease is primarily reflective of the price reductions across the cannabis marketplace as well as price concessions and provision for sales returns recorded in the period against gross sales, which was not applicable to the first quarter of fiscal 2019. The provision is reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow-moving inventory. This was partially countered by the addition of the premium brand Up which commanded revenue of $7.03 per gram on dried flower sold in the period.

Quarter over quarter, adult-use revenue per gram decreased by $0.39 per gram and gram equivalent due to the pricing adjustments noted above.

MEDICAL SALES

Gross medical revenue in the three months ended October 31, 2019 decreased 27% to $1,047 compared to $1,436 in the same period in fiscal 2019. Grams and gram equivalents sold decreased 18% to 129 kg from 158 kg in the first quarter of fiscal 2019. The decrease in gross medicals revenues is due to a decrease in gram and gram equivalents sold and a reduction to the revenue per gram on both dried and oil products. Dried cannabis sales decreased 30 kg and revenue per gram decreased 8% to $7.86. Total bottles sold in the period when compared to the first quarter of fiscal 2019, were reduced by 13% to 28 kg of gram equivalents, this was paired with a 23% decrease to revenue per gram equivalent to $9.16. The driving force of these reductions to the revenue per gram and gram equivalents is a general reduced selling price as the legalized adult-use market was just two weeks old as at October 2018 and the medical market and pricing has been adapted to reflect the new more competitive, economic conditions.

Gross medical sales decreased by 8% from $1,142 quarter over quarter as grams sold also decreased at a slightly low rate of 6% from 137 kg.

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WHOLESALE SALES

These sales pertain to transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products.

There was no wholesaling activity in the first quarter of fiscal 2020. Currently, the Company’s primary focus remains on the adult-use retail market, however, additional wholesaling opportunities are being assessed and evaluated as they arise.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

For the three months ended	October 31, 2019	October 31, 2018
	$	$
Excise taxes	4,839	1,014
Cost of sales	9,947	2,831
Realized fair value amounts on inventory sold	6,663	717
Unrealized gain on changes in fair value of biological assets	(7,051)	(5,123)
Write off of biological assets and destruction costs	663	—
Write off of inventory	2,175	—
Impairment loss on inventory	23,041	—

Excise taxes began to be incurred upon legalization on October 17, 2018 and are applicable to the adult-use revenues and medical sales achieved thereafter. Excised taxes are presented against gross revenue to derive the Company’s net revenues on cannabis sales. Therefore, the current periods excise taxes which totaled $4,839, when compared to the first quarter of fiscal 2019, increased by 377% due to the comparable quarter only containing a stub period of two weeks of excise tax applicable sales activity. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Cost of sales for the quarter ended October 31, 2019 were $9,947, compared to $2,831 for the same quarter ended in fiscal 2019. The increase in cost of sales is the result of increased sales volumes due to the legalized adult-use market being only applicable to the stub period of October 17, 2018 to October 31, 2018 in the comparative period. Also impacting the cost of sales were higher overhead allocated costs to inventory and increases to transformation costs were incurred as oil and other value-added products production mix has increased from the same quarter of fiscal 2019. The acquisition of Newstrike added an additional $610 of expenses, which were not present in the comparative period.

The realized fair value adjustment on inventory sold for the first quarter ended October 31, 2019 was $6,663 compared to $717 for the same period of fiscal 2019. This variance is primarily due to increased sales volumes of 3,244 kg related to inventory sold when compared to the same quarter in fiscal year 2019. This increase is offset on a net basis by a decrease in the inherent fair value per gram and gram equivalent sold when compared to the first quarter of fiscal 2019, due to pricing adjustments reflecting current market conditions.

The unrealized gain on changes in fair value of biological assets for the current quarter was ($7,051) compared to ($5,123) for the same quarter ended in fiscal 2019. This variance is due to an increase in the total number of plants on hand due to increased production space held by the Company. However, this increase to the total number of plants is offset by the general reduced fair value of these plants as the selling price used in the fair value calculation has decrease per the above.

During the period, the Company incurred a write off on its biological assets and inventory of $663 and $2,175, respectively due to the halted production at the Niagara facility as discussed in section – Corporate Restructuring. This amount is comprised of $438 of biological asset impairment, $225 incurred associated to destruction costs of biological assets and $2,175 incurred for the destruction of inventory.

The Company incurred an impairment loss on inventory of $23,041 during the three months ended October 31, 2019. The impairment loss was realized on the Company’s inventory in comprised of the following;

•

Impairment of a surplus of cannabis trim (Trim is the accumulation of the cannabis’ sugar leaves during the dry trimming process. Trim is primarily used for extraction purposes) and milled products the amount of $14,016 due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

24        MD&A

•

Impairment of bulk purchased product of $4,400 due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;

•

Impairment of oil based finished goods of $3,436 due a surplus of finished goods as oil-based products haven’t captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old and

•	Impairment of finished goods of $1,186 which are required to be archived as at October 31, 2019 and possess a net realizable value of $nil.

Operating Expenses

For the three months ended	October 31, 2019	October 31, 2018
General and administration	$15,973	$4,912
Marketing and promotion	6,220	11,711
Stock-based compensation	8,164	4,689
Research and development	1,744	—
Amortization of intangible assets	1,666	150
Depreciation of property, plant and equipment	1,333	573

Total	$35,100	$22,035

Operating expenses include general and administrative expenses, marketing and promotion, stock-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $15,973 in the three months ended October 31, 2019, compared to $4,912 in the comparative period. This increase reflects the significant increase to the scale of our operations, including an increase in management, general, finance and administrative staff which lead to an increase of $5,614 to wages and payroll related expenses. An increase of $2,614 was realized for additional directors and officer’s insurance due to the NYSE listing when compared to the first quarter of fiscal 2019. Commercial property insurance increased by $885 due to additional capital assets acquired as compared to the prior fiscal years first quarter.

MARKETING AND PROMOTION

Marketing and promotion expenses decreased to $6,220 in the current quarter, compared to $11,711 for the same period of fiscal 2019. The decreased expenses in fiscal 2020 as compared to the prior year is due to the timing of legalization to the Canadian cannabis adult-use market. During the first quarter of fiscal 2019, the Company continued its efforts to establish its market presence and build the brand of HEXO through several marketing campaigns leading up to legalization. These efforts have been appropriately scaled back and continue to move closer to reflecting a normalized quarterly cost to the Company. An additional $429 of expenses were contributed by the acquisition of Newstrike and its brands. Marketing and promotional expenses in the current period are reflective of the appropriate staff and travel-related expenses, printing and promotional materials as well as advertisement costs.

RESEARCH AND DEVELOPMENT (“R&D”)

The Company incurred R&D related expensed of $1,744 during the three months ended October 31, 2019. The Company began realizing its first significant R&D expenses during the fourth quarter of fiscal 2019. Quarter over quarter R&D expenses decreased by $503 from $2,247 in the fourth quarter of fiscal 2019. This increase is the result elevated activity as the Company continues to prepare for its cannabis derivates 2.0 market offerings. These activities include vape formulas, confectionary prototypes and sensory testing.

STOCK-BASED COMPENSATION

Stock-based compensation increased to $8,164 as compared to $4,689 for the same period in fiscal 2019. This increase is a result of the increased number of issued and outstanding stock options when compared to the prior period. The underlying market prices and therefore, the expensed fair value of the outstanding options in the period, on average are significantly higher than those outstanding in the first quarter of fiscal 2019.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $1,333 in the quarter, compared with $573 for the same period in fiscal 2019. The increase is due to the general increased scale of operations of the Company and the acquisition of Newstrikes capital assets at fair market value which took place on May 24, 2019. The resultant additions to office furniture, vehicles and other equipment in which the associated depreciation is not capitalized to inventory increased the total depreciation when compared to the prior fiscal years first

25        MD&A

quarter. Also, reflected in the increase is the depreciation of the right-of-use assets of $369 in the period due to the adoption of IFRS 16 – Leases as of August 1, 2019.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased significantly to $1,666 in the quarter, compared with $150 for the same period in fiscal 2019. The primary influence of this increase is the result of amortization incurred on the fair market value of the identified $113,888 cultivation and license intangible asset acquired through Newstrike on May 24, 2019.

Loss from Operations

Loss from operations for the fourth quarter was ($56,039), compared to ($14,797) for the same period in fiscal 2019. This increase is attributable to the larger magnitude of the Company’s operations and the expanding scale production and sales in the period. Gross margin was impacted by consolidated price concessions and return provisions in the amount of $1,979 which were not present in the comparative period. Gross margin was also impacted by increased cost of sales and other items amounting to an increase of $27,066 see section – Cost of Sales, Excise Taxes and Fair Value Adjustments. Total Operating expenses increased $13,065 as compared to the first quarter of fiscal 2019. The increased headcount of the Company contributed $7,254 in salaries and wages expenses and increased stock-based compensation expenses of $3,475 were realized due to an increased number of outstanding share-based options. The Company also incurred significant R&D expenditures of $1,744.

RESTRUCTURING COSTS

Unique to the period were restructuring costs incurred. These expenses are the result of the restructuring efforts as discussed in the section – Corporate Restructuring. These costs amounted to $3,722, primarily comprised of severance and other payroll related termination costs. These expenses are deemed non-operating related as they are not result of the Company normal operating activities and therefore, have not been included in the net operating loss.

Other Income/Expenses

Other income/(expenses) was ($6,278) for the three months ended October 31, 2019 compared to $1,994 in the same period of fiscal 2019. Revaluation gain on financial instruments of $297 in the period as compared to a loss of ($2,337) in the comparative period reflects the revaluation of an embedded derivative related to USD denominated warrants and is a function of a reduced number of outstanding warrants the fluctuating USD/CAD currency rate. During the period the Company earned $571 of interest and other income on our various highly liquid interest generating assets, a decrease of $892 when compared to $1,066 in fiscal 2019. The Company’s share in the loss of its respective joint ventures and associates increased to ($1,682), an increase of ($1,521) from the comparative period. The Company’s convertible debenture incurred an unrealized loss of ($2,627) in period, a variance of $6,061 as the Company incurred a gain of $3,434 upon valuation as at October 31, 2018. The Company also incurred unrealized losses on its investments amounting to ($1,671) due to reduced underlying market prices.

Adjusted EBITDA

	Q1’20	Q4’ 19 (Restated)	Q3 ’19	Q2 ’19	Q1 ’19
	$	$	$	$	$
Total Net loss	(60,016)	(42,312)	(7,751)	(4,325)	(12,803)

Interest income	(571)	(1,575)	(1,242)	(1,304)	(1,066)
Tax recoveries	(6,023)	(18,213)	—	—	—
Depreciation	1,333	581	140	452	573
Amortization	1,666	1,407	137	74	150

Standard EBITDA	(63,611)	(60,112)	(8,716)	(5,103)	(13,146)

Adjustments:
Share-based compensation	8,164	10,197	8,162	4,960	4,689
Share of losses from joint ventures and associates	1,682	1,252	1,121	815	2,337
Restructuring costs	3,722	—	—	—	—
Realized fair value amounts on inventory sold	6,663	7,285	4,665	3,690	717
Unrealized gain on changes in fair value of biological assets	(7,051)	(5,322)	(20,057)	(8,354)	(5,123)
Write off of inventory, biological assets and destruction costs	25,879	16,918	—	—	—

Adjusted EBITDA	(24,552)	(29,782)	(14,825)	(3,992)	(10,526)

Adjusted EBITDA as a % of net loss	41%	53%	191%	92%	82%

Net revenue from cannabis sales	14,458	15,395	12,956	13,376	5,616

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	Q1’20	Q4’ 19 (Restated)	Q3 ’19	Q2 ’19	Q1 ’19
	$	$	$	$	$
Adjusted EBITDA margin (%)	(59%)	(52%)	(87%)	(335%)	(53%)

During the three months ended October 31, 2019, the Company’s calculated adjusted EBITDA results were ($24,552) or 41% of the net loss in the period. This represents a 43% decrease as compared to the same period in fiscal 2019, most influenced by the one-time restructuring costs incurred in the period and for those reasons as explained in section – Operating Expenses. Adjusted EBITDA decreased by 12% from the previous quarter.

The adjusted EBITDA’s gross margin decreased to (59%), a decrease of 6% from the same comparative period from fiscal 2019 and 7% from the previous quarter.

Biological Assets – Fair Value Measurements

As at October 31, 2019, the changes in the carrying value of biological assets are as follows:

	October 31, 2019	July 31, 2019
Carrying amount, beginning of period	$7,371	$2,332
Acquired through acquisition(1)	—	3,291
Production costs capitalized	11,344	19,215
Net increase in fair value due to biological transformation less cost to sell	7,051	38,856
Transferred to inventory upon harvest	(18,494)	(56,323)
Impairment and destruction	(663)	—

Carrying amount, end of period	$6,609	$7,371

[1]	Acquired through the Newstrike acquisition on May 24, 2019

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at October 31, 2019, the carrying amount of biological assets consisted of $2 in seeds and $6,607 in cannabis plants ($2 in seeds and $7,369) in cannabis plants as at July 31, 2019). The increase in the carrying amount of biological assets is attributable to an increase in production costs and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

•	yield by plant;

•

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth;

•	fair value selling price per gram less cost to complete and cost to sell; and

•	destruction/wastage of plants during the harvesting and processing process.

We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at October 31, 2019, it is expected that our biological assets will yield approximately 22,572 kilograms (July 31, 2019 – 17,571 kilograms). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis for the period ended October 31, 2019 are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis	$0.80 – 4.23 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $321 to the valuation.

27        MD&A

Unobservable inputs	Input values	Sensitivity analysis
Yield per plant Obtained through historical harvest cycle results on a per strain basis	47 – 142 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $321 in valuation.

Stage of growth Obtained through the estimates of stage of completion within the harvest cycle	Average of 37% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $836 in valuation.

Wastage Obtained through the estimates of stage of wastage within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $326 in valuation.

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended October 31, 2019. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q1 ’20 October 31, 2019	Q4 ’19 July 31, 2019 (Restated)	Q3 ’19 April 30, 2019	Q2 ’19 January 31, 2019
Net revenue	$14,499	$15,424	$13,017	$13,438
Total Net loss	(60,016)	(42,312)	(7,751)	(4,325)
Loss per share – basic	(0.22)	(0.20)	(0.04)	(0.02)
Loss per share – fully diluted	(0.22)	(0.20)	(0.04)	(0.02)

	Q1 ’19 October 31, 2018	Q4 ’18 July 31, 2018	Q3 ’18 April 30, 2018	Q2 ’18 January 31, 2018
Net revenue	$5,663	$1,410	$1,240	$1,182
Total Net loss	(12,803)	(10,509)	(1,971)	(8,952)
Loss per share – basic	(0.07)	(0.05)	(0.01)	(0.10)
Loss per share – fully diluted	(0.07)	(0.05)	(0.01)	(0.10)

The Company’s net revenues have increased considerably during the previous five quarters when compared to the first quarter of fiscal 2019 and beyond. This is due to the legalization of adult-use cannabis in Canada and the Company’s introduction into this market beginning on October 17, 2018.

The net loss in the three months ended October 31, 2019 increased as the result of the prior quarter realizing tax recoveries of $18,213 compared to just $6,023 in the current period. Also, during the period was an increased impairment of inventory and was partially offset by a reduction to operating expenses in the period. The significant loss realized in the fourth quarter of fiscal 2019 was primarily due to approximately $23 million in additional operating expenses the $23,041 impairment loss on inventory. The third quarter of fiscal 2019 saw increased general, administrative and stock based compensation expenses due to the growth of scale in the Company’s operations. In the second quarter of fiscal 2019 a stabilization in marketing/branding expenses occurred from the previous quarter thus reducing the net loss, offset by increased gross margin due to the Company’s first full quarter of adult-use sales. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The three quarters presented for fiscal year 2018 ended July 31, 2018 pertain to the Company’s operations within the medical market only and included in the first quarter of fiscal 18 were tremendous scaling efforts to meet the coming demand of the adult-use market.

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Financial Position

The following table provides a summary of our interim condensed financial position as at October 31, 2019 and July 31, 2019:

	October 31, 2019 (Restated)	July 31, 2019 (Restated)
Total assets	$853,347	$878,623
Total liabilities	113,721	89,911
Share capital	799,880	799,706
Share-based payment reserve	51,071	40,315
Warrants	60,433	60,433
Non-controlling interest	1,000	1,000
Deficit	$(172,758)	$(112,742)

Total Assets

Total assets increased to $853,347 as at October 31, 2019 from $878,623 as at July 31, 2019. Cash and cash equivalents decreased cumulatively by $72,285 see section – Liquidity and Capital Resources. Short term investments decreased by $12,535, due to the partial liquidation of the Company’s GICs. Property plant and equipment increased by $50,392 due to continued leasehold improvements to the Belleville Centre of Excellence and the associated required additional production equipment required within the facility. New in the fiscal year 2020, right of use assets contributed a net book value of $20,994. During the period the Company contributed $7,650 to its associated Truss, the increase in investment was offset by $1,682 in equity loss pickups from Truss and the Company’s joint ventures.

Total Liabilities

Total liabilities increased to $113,721 as at October 31, 2019 from $89,911 as at July 31, 2019. The increase was driven by the excise taxes payable balance containing two periods of expenses to be remitted, resulting to an increase of $3,453 to $6,947 when compared to July 31, 2019 which only held one period of remittable tax expenses. The period end excise taxes payable balance has been fully settled as of date of this report. Trade accounts payable decreased by $447, however, this was offset by the restructuring costs accrued in the period $3,722 and an overall increase to accounts payable and accrued liabilities of $5,769. New the fiscal year is the adoption a new lease accounting standard (see section IFRS 16 – Leases) which resulted in the recognition of an assumed lease liability in the amount of $22,677.

Share Capital

Share capital increased to $799,880 as at October 31, 2019 from $799,706 at July 31, 2019. The increase of $174 was solely due to the exercising of stock options during the period.

Share-Based Payment Reserve

The share-based payment reserve increased to $51,071 as at October 31, 2019 from $40,315 as at July 31, 2019. This increase is the results of share-based compensation expensed in the period for an increase of $10,756. A total of 3,561,311 stock options and 1,428,449 restricted share units were granted on October 29, 2019 resulting in a nominal impact to increase to the share-based reserve.

Warrants Reserve

The warrant reserve remained at $60,433 as at October 31, 2019 as compared to July 31, 2019.There existed no warrant activity during the three months period ended October 31, 2019.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund our core operating activities, innovation strategies and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

29        MD&A

For the three months ended	October 31, 2019	October 31, 2018
	$	$
Operating activities	(34,219)	(20,764)
Financing activities	(1,136)	5,951
Investing activities	(36,936)	(1,251)

Operating Activities

Net cash used in operating activities for the three months ended October 31, 2019 was $34,219 as a result of the loss before taxes for the period ended of $66,039, and a decrease in non-cash working capital of ($11,376), as well as net non-cash expenses of $39,590. The reduction of non-cash working capital was driven primarily by the significant impairment of inventory of $23,041, contributing to the decrease in inventory of ($32,823). This was offset by the settlement of trade receivables which contributed $11,678 as well as the reduction of biological assets on hand of $7,150. Increases to operating cash used were offset by the stock-based compensation add back of $8,164 and the fair market value adjustment to inventory sold of $6,663. In the same prior year period, cash used in operating activities was ($20,764), reflecting the net loss of ($12,803), net non-cash expenses reduction was ($34), and a decrease in working capital of ($7,927).

Financing Activities

Net cash used in financing activities for the quarter ended October 31, 2019 was $1,136. The cash generated from the exercised stock options amounted to $105. During the period payments of $872 were made towards the term loan and $369 of payments on leases liabilities were made. The net cash generated in the same prior year period amounted to $5,951, reflecting the proceeds generated through the exercising of warrants and stock options for $5,589 and $362, respectively.

Investing Activities

During the three months ended October 31, 2019, $36,936 was used for investing activities. Net cash of $12,535 was acquired through the disposal of short-term investments. This is offset by the third capital call to the Company’s associate Truss in which $7,650 was contributed during the period. During the period, we continued additions of ($45,248) to our property, plant and equipment balances as significant leasehold improvements and the associated required production equipment were acquired to bring the Belleville Centre of Excellence online. Cash in the amount of $3,574 was released from restriction for the purposes of satisfying a supply agreement. The net cash utilized for investing activities in the same prior year period was $1,251. This amount was comprised of the cash gained from the disposal of short-term investments of $56,838. Offsetting the increase cash position was the cash used to issue a promissory note of $20,334, acquired property, plant and equipment of $25,341 and the total cash invested into an associate and joint ventures of $7,035.

Capital Resources

As at October 31, 2019, working capital totaled $150,224. The exercise of all the in-the-money as at October 31, 2019, issued and outstanding warrants, restricted share units and stock options would result to an increase of cash of approximately $310, nil and $4,356, respectively.

On December 6, 2019, the Company closed the private placement of 8.0% unsecured convertible debentures for gross aggregate proceeds of $70 million, maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the Closing Date.

All securities issued in connection with the Offering are subject to a four month hold period expiring April 6, 2020.

Under the Offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8.02 million principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

30        MD&A

Management believes that current working capital along with the recently completed financings, sufficiently provides the level of funding required for current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2019, October 31, 2019 and December 31, 2019.

	December 31, 2019	October 31, 2019	July 31, 2019
Common shares	257,134,709	257,061,783	256,981,753
Warrants	29,478,272	29,585,408	29,585,408
Options	24,877,715	25,384,959	24,288,919
Restricted share units	1,428,449	1,428,449	—

Total	312,919,145	313,460,599	310,856,080

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

As of the date of this MD&A, the Company has a $65,000 credit facility (inclusive of a $50,000 term loan and $15,000 revolving loan) in place with a syndicate of Canadian chartered banks of which the Company has up to $15,000 of the revolving loan remaining.

We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 9 of the audited financial statements and the accompanying notes for the three months ended October 31, 2019.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

$
2020	16,483
2021	4,408
2022	2,840
2023	2,365
2024	2,337
Thereafter	20,287

48,720

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at October 31, 2019, the Company had short term investments of $13,402 and a long-term loan of $32,551. All interest rates are fixed. An increase or decrease of 5% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The

31        MD&A

fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of October 31, 2019, the Company would incur an associated increase or decrease in comprehensive loss of approximately $1,230 (July 31, 2019 - $340). The price risk exposure as at October 31, 2019 is presented in the table below.

	October 31, 2019	July 31, 2019
	$	$
Financial assets	12,381	16,756
Financial liabilities	(196)	(493)

Total exposure	12,185	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at October 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and Alberta as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended October 31, 2019 is $19 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at October 31, 2019; this amounted to $92,197.

The following table summarizes the Company’s aging of trade receivables as at October 31, 2019 and July 31, 2019:

	October 31, 2019	July 31, 2019
0–30 days	$	$
0–30 days	5,130	20,469
31–60 days	1,860	1,826
61–90 days	800	166
Over 90 days	225	3,599

Total	8,015	26,060

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 93% (October 31, 2018 – 84%) of total sales for the three months ended October 31, 2019.

The Company holds trade receivables from three crown corporations representing 80% of total trade receivables as of October 31, 2019 (July 31, 2019 – 79%).

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at October 31, 2019, the Company had $54,679 (July 31, 2019 – $139,505) of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current portions of the term loan and lease liability with total carrying amounts and contractual cash flows amounting to $61,633 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The carrying value of the term loan approximates its fair value as there has been no change the Company’s risk profile and no changes to the market interest rate.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2019, which is available under HEXO’s profile on SEDAR and EDGAR. Changes to the accounting assumptions and their underlying methodologies and inputs are presented in Note 3 of the unaudited condensed interim consolidated financial statements for the three months ended October 31, 2019.

Adopted and Upcoming Changes in Accounting Standards

IFRS 16, Leases

The Company has applied IFRS 16 using the modified retrospective method and has elected to set the right-of-use asset equal to the lease liability. As such the cumulative effect of initial application recognized in retained earnings at August 1, 2019 is $nil. Accordingly, the comparative information presented for the prior period has not been restated and is presented as previously reported under IAS 17 and related interpretations.

Prior to the adoption of IFRS 16, the Company utilized IFRIC 4 – Determining Whether an Arrangement Contains a Lease in its determination at contract inception whether an arrangement was or contained a lease. The Company now determines whether a contract is or contains a lease based on the new definition of a lease with IFRS 16. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation or impairment losses and adjusted for certain re-measurements of the lease liability. The Company recognizes the associated depreciation of the right-of-use assets on a straight-line basis over the course of the remaining lease term which ranges from 2.9 to 30 years The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate (“IBR”). The Company has a determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company’s production real estate property. The IBR’s utilized for administrative real estate and production real estate were 15.95% and 18.95%, respectively. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The definition of leases as operating or finance has remained substantially unchanged from the preceding guidance under IAS 17. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4.

The Company used the following additional practical expedients:

•	Applied a single discount rate to a portfolio of leases with similar characteristics;

•

Applied the exemption not to recognize right-of-use assets and lease liabilities for short-term leases with terms less than 12 months and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line or other systematic basis over the lease term;

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease; and

•	Election to separate non-lease components from lease components, and account for each lease component and any associated non-lease components as a single lease component.

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The Company has applied judgment in determining the applicable discount rate. The discount rate is based on the Company’s IBR and reflects the current market assessments of the time value of money and the associated risks attributable to the Company and its industry.

On transition to IFRS 16, the Company recognized right-of-use assets and corresponding lease liabilities of $15,886 on August 1, 2019 for its administrative and production space lease agreements. The Company has recognized on a straight-line basis, depreciation expenses of $369 and $184 in finance costs in the condensed consolidated interim statements of operations and comprehensive loss for the three months ended October 31, 2019.

Total commitments as at July 31, 2019 was $192,230 which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related operating lease commitments. The following is a reconciliation of total operating lease commitments at July 31, 2019 to the lease liabilities recognised at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741

Less: variable components of the operating leases	(49,330)
Less: low value and/or short-term lease	(88)
Add: IFRS 16 adjustments for renewal periods	27,273

Operating lease liability before discounting	79,596
Discounting factors using the IBR’s	(63,710)

Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 28)	$15,886

The impact of IFRS 16 on the consolidated statement of cash flows will be the reduction of operating cash flows and increasing financing cash flows through the additional depreciation and interest expenses, respectively.

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 6.15% of the outstanding shares of the Company as at October 31, 2019 (July 31, 2019 – 6.15%).

Compensation provided to key management during the period was as follows:

For the fiscal year ended	October 31, 2019	October 31, 2018
Salary and/or consulting fees	$792	$669
Bonus compensation	42	214
Stock-based compensation	5,351	3,289

Total	$6,185	$4,172

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSU’s with an exercise price/unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSU’s vest in full on the third-year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88.

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

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On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at October 31, 2019, are set forth below.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at October 31, 2019, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Management has performed a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners.

As of the three months ended October 31, 2019, management has identified the following material weaknesses in the Company’s internal control over financial reporting and implemented the associated remediation activity as outlined below.

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COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation and review of assumptions, processes and estimate methodology, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2020 and will only take reliance upon such controls once the appropriate level of testing is reached.

INVENTORY COUNT

The Company did not have effective controls around its year-end inventory count procedures, specifically with respect to its reconciliation of the ERP system, due to the details outlined in the previous change to control environment section.

To further strengthen controls surrounding inventory, management has initiated or enhanced the following procedures;

•	Segregation of duties to initiate work, production orders and inventory adjustments will be strengthened;

•	Work, production orders and inventory adjustments will be reviewed and approved by the relevant supervisor;

•	Further enhancements to the ERP inventory processing, tracking and reporting functionality and supporting work procedures in order to ensure their sustainability;

•	Additional training, guidance and communications to internal teams and third-party inventory count providers regarding inventory management, count and reconciliation procedures.

PROCUREMENT

The Company did not maintain effective controls over the purchasing of capital goods and services, including the authorization of purchases, processing and payment of vendor invoices, the classification of various expenses and capitalization of assets.

To strengthen the controls surrounding the procurement process, management has initiated or enhanced the following procedures;

•	Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate and release purchase orders;

•	Additional training, guidance and communications to internal teams regarding the Company’s procurement policies and required adherence to the Governance Authority Matrix.

FINANCIAL REPORTING

The Company did not maintain effective process level and management review controls over manual financial reporting processes and the application of IFRS and accounting measurements related to certain significant accounts and non-routine transactions.

To strengthen the controls surrounding the financial reporting process, management has initiated the following;

•	Assessing the financial and accounting resources in order to identify the areas and functions that lack sufficient personnel and other resources.

•

Hiring additional personnel, to be dedicated to the implementation, maintenance and monitoring of disclosure and financial controls, including our current efforts to recruit a Director of Finance; and,

•	Engaging third-party advisors with appropriate expertise to assist in the application of complex accounting measurements and non-routine transactions.

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Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 28, 2019 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

•

Our business operations are dependent on our licence under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on April 15, 2021. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

•

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

•

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

•	We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

•	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

•	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

•

The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

•

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

•

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

•	We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

•

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

•	International operations will result in increased operational, regulatory and other risks.

•	There may be a risk of corruption and fraud in the emerging markets in which the Company operates.

•	The Company’s operations in emerging markets international markets may pose an increased inflation risk on the business.

•	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

•

Our activities and resources are currently primarily focused on our facilities on the Gatineau, Belleville and Newstrike campuses, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

•

We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and recently legalized edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

•

We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company’s profitability.

•	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

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•

Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

•

A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

•

Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

•

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

•

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

•

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

•

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

•	We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

•	Conflicts of interest may arise between the Company and its directors.

•	We may not pay any dividends on our common shares in the foreseeable future.

•

Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

•	There is no assurance the Company will continue to meet the listing requirements of the TSX and the NYSE.

•	The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally.

•

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control.

•	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

•	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

•	The Company may not be successful in the integration of the acquired Company into our business.

•	The Company may be unable to successfully achieve the objectives of our strategic alliances.

•	The Company’s operations are subject to increased risk as a result of international expansion.

•

We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

•

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the United States (“U.S.”) Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

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•

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

•

In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2020. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

•

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

•

The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

•

With the recently acquired credit facility, which could include risks that the Company’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of the Company to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

•

The credit facility contains covenants that will require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy.

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